FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 2009

Commission File Number:  001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X            Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __                 No  X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 2 November 2009.

2.	Press release entitled, “AstraZeneca submits US New Drug Application for BRILINTA (ticagrelor), an investigational antiplatelet agent”, dated 19 November 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 3 December 2009	By:	/s/ Justin Hoskins
		Name:	Justin Hoskins
		Title:	Deputy Company Secretary

Item 1

Transparency Directive
Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.  On 31 October 2009 the issued share capital of AstraZeneca PLC with voting rights is 1,449,840,549 ordinary shares of US$0.25.  No shares are held in Treasury.  Therefore, the total number of voting rights in AstraZeneca PLC is 1,449,840,549.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the FSA's Disclosure and Transparency Rules.

A C N Kemp
Company Secretary
2 November 2009

Item 2

ASTRAZENECA SUBMITS US NEW DRUG APPLICATION FOR BRILINTA (TICAGRELOR), AN INVESTIGATIONAL ANTIPLATELET AGENT

AstraZeneca today announced it has submitted a New Drug Application (NDA) to the US Food and Drug Administration (FDA) for ticagrelor, an investigational oral antiplatelet treatment for the reduction of major adverse cardiac events in patients with acute coronary syndrome (ACS). The proposed trade name for ticagrelor is BRILINTA, pending approval from the FDA.

This submission is based on the results of a comprehensive programme, including data from PLATO (A Study of Platelet Inhibition and Patient Outcomes), the Phase III head-to-head trial comparing ticagrelor plus aspirin with clopidogrel (Plavix®) plus aspirin.

Acute coronary syndrome (ACS) is an umbrella term for conditions that result from a reduction in blood flow to the heart muscle.  These conditions range from unstable angina (chest pain) to myocardial infarction (heart attack).  According to the American Heart Association, ACS affects an estimated 1.4 million people in the US every year.  It is estimated that one in three ACS patients will die, have another heart attack or be hospitalised again within six months of the first cardiovascular event.

Ticagrelor is the first reversibly binding oral P2Y12 adenosine diphosphate (ADP) receptor antagonist. ADP receptor antagonists inhibit the action of platelets in the blood to prevent platelets from sticking together, thereby reducing recurrent thrombotic events.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in the research, development, manufacturing and marketing of meaningful prescription medicines and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US$ 31.6 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infectious disease medicines.  For more information about AstraZeneca, please visit: www.astrazeneca.com

Media Enquiries UK:
Chris Sampson	+44 207 304 5130 (24 hours)
Neil McCrae	+44 207 304 5045 (24 hours)
Sarah Lindgreen	+44 207 304 5033 (24 hours)
Abigail Baron	+44 207 304 5034 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hard	+44 207 304 5322	mob: +44 7789 654364
Clive Morris	+44 207 304 5084	mob: +44 7710 031012

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

19 November 2009
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